Exhibit 12

Exhibit (12) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2008

By Parker-Hannifin Corporation

(In thousands)

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,
	2008	2007	2006	2005	2004
EARNINGS
Income from continuing operations before income taxes	$1,326,524	$1,159,282	$899,958	$738,271	$472,956
Adjustments:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	96,572	80,053	71,100	62,482	67,183
Amortization of deferred loan costs	1,793	1,511	1,888	1,457	2,293
Portion of rents representative of interest factor	35,378	29,000	25,609	21,507	21,213
Minority interests in consolidated subsidiaries	8,048	7,181	1,532	1,856	2,479
Loss (income) of equity investees	2,596	1,059	(161)	(1,935)	(176)
Amortization of previously capitalized interest	278	282	304	280	291

Income as adjusted	$1,471,189	$1,278,368	$1,000,230	$823,918	$566,239

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$96,572	$80,053	$71,100	$62,482	$67,183
Capitalized interest		436	178
Amortization of deferred loan costs	1,793	1,511	1,888	1,457	2,293
Portion of rents representative of interest factor	35,378	29,000	25,609	21,507	21,213

Fixed charges	$133,743	$111,000	$98,775	$85,446	$90,689

RATIO OF EARNINGS TO FIXED CHARGES	11.00x	11.52x	10.13x	9.64x	6.24x